SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

4 September, 2014
Statement on Gulf of Mexico

BP strongly disagrees with the decision issued today by the United States District Court for the Eastern District of Louisiana and will immediately appeal to the United States Court of Appeals for the Fifth Circuit.

BP believes that the finding that it was grossly negligent with respect to the accident and that its activities at the Macondo well amounted to willful misconduct is not supported by the evidence at trial. The law is clear that proving gross negligence is a very high bar that was not met in this case. BP believes that an impartial view of the record does not support the erroneous conclusion reached by the District Court.

The Court has not yet ruled on the number of barrels spilled and no penalty has yet been determined. The District Court will hold additional proceedings, which are currently scheduled to begin in January 2015, to consider the application of statutory penalty factors in assessing a per-barrel Clean Water Act penalty. The Clean Water Act requires the District Court to consider a number of factors in determining an appropriate penalty. The statutory maximum penalty is $1,100 per barrel where the court finds simple negligence and $4,300 per barrel where the court finds gross negligence or willful misconduct. During the penalty proceedings, BP will seek to show that its conduct merits a penalty that is less than the applicable maximum after application of the statutory factors.

BP is reviewing the decision and will issue a further statement as soon as possible.

Further enquiries:

BP Press Office, London +44 (0)207 496 4076, bppress@bp.com
- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 September, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary